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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-133707 on Form S-3 of our report dated February 21, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Hartford Life Insurance Company's change in its method of accounting and reporting for certain nontraditional long-duration contracts and for separate accounts in 2004), relating to the consolidated financial statements and financial statement schedules of the Hartford Life Insurance Company appearing in the Annual Report on Form 10-K of the Hartford Life Insurance Company for the year ended December 31, 2006 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche, LLP
April 24, 2007
Hartford, Connecticut